SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hawaiian Telcom Holdco, Inc.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

420031106
(CUSIP Number)

Michael Vinci
Twin Haven Capital Partners, L.L.C.
33 Riverside Avenue, 3rd Floor
Westport, Connecticut 06880
Telephone: (203) 293-1813
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Russell L. Leaf, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

September 24, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420031106	Page 2 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Twin Haven Special Opportunities Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,457,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,457,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,457,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.24%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 420031106	Page 3 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Twin Haven Special Opportunities Partners III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,457,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,457,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,457,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.24%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 420031106	Page 4 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Twin Haven Special Opportunities Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 784,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 784,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 784,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.13%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 420031106	Page 5 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Twin Haven Special Opportunities Partners IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 784,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 784,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 784,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.13%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 420031106	Page 6 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Twin Haven Capital Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,241,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,241,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,241,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.36%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 420031106	Page 7 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Robert Webster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,241,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,241,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,241,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.36%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 420031106	Page 8 of 12 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Paul Mellinger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,241,285
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,241,285
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,241,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.36%
14	TYPE OF REPORTING PERSON IN

Item 1.                          Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Hawaiian Telcom Holdco, Inc. (the “Company”), a corporation organized under the laws of the State of Delaware.  The Company’s principal executive offices are located at 1177 Bishop Street, Honolulu, Hawaii 96813.  The Reporting Persons (as defined below) previously filed a Schedule 13G pursuant to the provisions of Rule 13d-1(c) under the Exchange Act (as defined below), and this Schedule 13D supersedes such Schedule 13G and all amendments thereto.
Item 2.                          Identity and Background
(a) This Schedule 13D is filed by Twin Haven Special Opportunities Fund III, L.P., a Delaware limited partnership (“Twin Haven III”), Twin Haven Special Opportunities Partners III, L.L.C., a Delaware limited liability company (“GP III”), Twin Haven Special Opportunities Fund IV, L.P., a Delaware limited partnership (“Twin Haven IV”), Twin Haven Special Opportunities Partners IV, L.L.C., a Delaware limited liability company (“GP IV”), Twin Haven Capital Partners, L.L.C., a Delaware limited liability company (the “Manager”), Robert Webster, an individual (“Mr. Webster”), and Paul Mellinger, an individual (“Mr. Mellinger”) (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”).  The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.
(b)  The address of the principal business offices of each of the Reporting Persons is c/o Twin Haven Capital Partners, L.L.C., 33 Riverside Avenue, 3rd Floor, Westport, Connecticut 06880.
(c) The principal business of Twin Haven III and Twin Haven IV is to invest and trade in a wide variety of, among other things, securities and other financial instruments.  The principal business of GP III is acting as general partner to Twin Haven III.  The principal business of GP IV is acting as general partner to Twin Haven IV.  The principal business of the Manager is managing certain investment vehicles, including Twin Haven III and Twin Haven IV. The principal businesses of each of Messrs. Webster and Mellinger is acting as the managing member of each of GP III, GP IV and the Manager.
(d),(e) During the last five years, none of the Reporting Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    Twin Haven III, Twin Haven IV, GP III, GP IV and the Manager are each organized under the laws of Delaware.  Messrs. Webster and Mellinger are each citizens of the United States of America.
Item 3.                          Source and Amount of Funds or Other Consideration
Twin Haven III and Twin Haven IV expended an aggregate of approximately $48,480,532 of its investment capital to purchase the 2,241,285 shares of Common Stock included in this Schedule 13D.  Such shares were acquired through the plan of reorganization of the Company, through open market purchases and from the Company pursuant to an exercise of warrants to acquire shares of Common Stock.

Item 4.                          Purpose of the Transaction

The acquisition by Twin Haven III and Twin Haven IV of shares of Common Stock (and debt of the Company that was converted into shares of Common Stock) was effected because of the belief that the shares (and debt) represented an attractive investment.  The Reporting Persons intend to review continuously the investment in the Company described  herein and the Company’s business affairs, financial position, capital needs and general industry and economic conditions and, as part of the Reporting Person’s continuing evaluation of, and preservation of the value of the investment in the Common Stock, the Reporting Persons may from time to time engage in discussions and other communications with certain persons, including, without limitation, members of the Company’s board of directors, management or representatives of the Company, other shareholders of the Company and other relevant parties, concerning matters with respect to the Company and the Reporting Person’s investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Company.  Based on such review as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Persons may, from time to time, determine to increase their ownership of Common Stock (through open market purchases, in privately negotiated transactions or otherwise), or otherwise engage in any of the events set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Alternatively, subject to market conditions and other considerations, the Reporting Persons may sell all or a portion of Common Stock owned by the Reporting Persons in the open market, in privately negotiated transactions or otherwise, and may engage in short-selling or hedging or similar transactions with some or all of their Common Stock.
Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

Item 5.                          Interest in Securities of the Issuer
(a) All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the approximately 11,007,318 shares of Common Stock  issued and outstanding as of August 4, 2015, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2015.
Twin Haven III is the direct beneficial owner of 1,457,000 shares of Common Stock, constituting approximately 13.24% of the outstanding shares of Common Stock.  Twin Haven IV is the direct beneficial owner of 784,285 shares of Common Stock, constituting approximately 7.13% of the outstanding shares of Common Stock.  Each of GP III, GP IV, the Manager and Messrs. Webster and Mellinger do not directly own any shares of Common Stock.  As the general partner of Twin Haven III, GP III may be deemed to beneficially own all 1,457,000 shares of Common Stock owned by Twin Haven III, constituting approximately 13.24% of the outstanding shares of Common Stock.  As the general partner of Twin Haven IV, GP IV may be deemed to beneficially own all 784,285 shares of Common Stock owned by Twin Haven IV, constituting approximately 7.13% of the outstanding shares of Common Stock.  As the manager of Twin Haven III and Twin Haven IV, the Manager may be deemed to beneficially own all 2,241,285 shares of Common Stock owned by Twin Haven III and Twin Haven IV, constituting approximately 20.36% of the outstanding shares of Common Stock.  As the managing members of each of GP III, GP IV and the Manager, each of Messrs. Webster and Mellinger may be deemed to beneficially own all 2,241,285 shares of Common Stock owned by Twin Haven III and Twin Haven IV, constituting approximately 20.36% of the outstanding shares of Common Stock.

The Reporting Persons expressly disclaim beneficial ownership of all shares of Common Stock not directly held thereby, expect to the extent of any pecuniary interest therein, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) Twin Haven III has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,457,000 shares of Common Stock, constituting approximately 13.24% of such class of securities;

(ii) Twin Haven IV has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 784,285 shares of Common Stock, constituting approximately 7.13% of such class of securities;

(iii) GP III has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,457,000 shares of Common Stock, constituting approximately 13.24% of such class of securities;

(iv) GP IV has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 784,285 shares of Common Stock, constituting approximately 7.13% of such class of securities;

(v) The Manager has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,241,285 shares of Common Stock, constituting approximately 20.36% of such class of securities;

(vi) Mr. Webster has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,241,285 shares of Common Stock, constituting approximately 20.36% of such class of securities; and

(vii) Mr. Mellinger has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,241,285 shares of Common Stock, constituting approximately 20.36% of such class of securities.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference.  All of such transactions were effected in open market purchases through various brokerage entities on the NASDAQ.
(d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such shares of Common Stock.
(e) Not applicable.
Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to securities of the Company.

Item 7.                          Material To Be Filed as Exhibits
1.  Exhibit 99.1 - Joint Filing Agreement

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  September 25, 2015

TWIN HAVEN SPECIAL OPPORTUNITIES FUND III, L.P.

By:	/s/ Paul Mellinger
Name: Paul Mellinger
Title: Managing Member

TWIN HAVEN SPECIAL OPPORTUNITIES PARTNERS III, L.L.C.

By:	/s/ Paul Mellinger
Name: Paul Mellinger
Title: Managing Member

TWIN HAVEN SPECIAL OPPORTUNITIES FUND IV, L.P.

By:	/s/ Paul Mellinger
Name: Paul Mellinger
Title: Managing Member

TWIN HAVEN SPECIAL OPPORTUNITIES PARTNERS IV, L.L.C.

By:	/s/ Paul Mellinger
Name: Paul Mellinger
Title: Managing Member

TWIN HAVEN CAPITAL PARTNERS, L.L.C.

By:	/s/ Paul Mellinger
Name: Paul Mellinger
Title: Managing Member

/s/ Robert Webster
Robert Webster

/s/ Paul Mellinger
Paul Mellinger

SIXTY DAY TRADING HISTORY
Date	Reporting Person	Amount Purchased (Sold)	Price Per Share ($)
7/27/15	Twin Haven Special Opportunities Fund IV, L.P.	10,620	24.4875
7/28/15	Twin Haven Special Opportunities Fund IV, L.P.	3,345	24.4226
8/4/15	Twin Haven Special Opportunities Fund IV, L.P.	6,000	23.8087
8/11/15	Twin Haven Special Opportunities Fund IV, L.P.	2,000	22.8762
8/14/15	Twin Haven Special Opportunities Fund IV, L.P.	6,000	22.6135
8/19/15	Twin Haven Special Opportunities Fund IV, L.P.	1,275	22.7975
8/20/15	Twin Haven Special Opportunities Fund IV, L.P.	1,121	22.5000
8/21/15	Twin Haven Special Opportunities Fund IV, L.P.	3,000	22.3300
8/25/15	Twin Haven Special Opportunities Fund IV, L.P.	2,090	22.0502
9/4/15	Twin Haven Special Opportunities Fund IV, L.P.	1,800	21.3431
9/10/15	Twin Haven Special Opportunities Fund IV, L.P.	10,100	21.3300
9/18/15	Twin Haven Special Opportunities Fund IV, L.P.	4,000	21.2242
9/22/15	Twin Haven Special Opportunities Fund IV, L.P.	500	21.0000
9/24/15	Twin Haven Special Opportunities Fund IV, L.P.	52,219	21.2000